Filed by Eclair Holdings Company

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: MTR Gaming Group, Inc.

Commission File No.: 000-20508

FOR IMMEDIATE RELEASE

MTR Gaming Group, Inc. and Eldorado Resorts LLC Announces Approval by the
Nevada Gaming Authorities for Proposed MTR-Eldorado Mergers

CHESTER, WV and RENO, NV— July 24, 2014 — MTR Gaming Group, Inc. (NasdaqGS: MNTG) (“MTR”) and Eldorado Resorts LLC announced today that the proposed combination of MTR and Eldorado HoldCo LLC (“Eldorado”) has been approved by the Nevada State Gaming Control Board and the Nevada Gaming Commission.

As previously announced, MTR, Eldorado and certain of their affiliates entered into a Merger Agreement, pursuant to which MTR and Eldorado will become wholly-owned subsidiaries of Eclair Holdings Company (“ERI”), which will be renamed “Eldorado Resorts, Inc.”  The final approval from the Nevada State Gaming Control Board and the Nevada Gaming Commission satisfies one of the conditions to the proposed transaction.  The proposed combination has been approved by MTR stockholders, gaming regulators in West Virginia, Louisiana and Ohio and remains subject to certain conditions and approvals, including final regulatory approvals from gaming regulators, registration and listing of ERI shares and customary closing conditions.

About MTR Gaming Group, Inc.

MTR Gaming Group, Inc. is a hospitality and gaming company that through subsidiaries owns and operates Mountaineer Casino, Racetrack & Resort in Chester, West Virginia; Presque Isle Downs & Casino in Erie, Pennsylvania; and Scioto Downs in Columbus, Ohio. For more information, please visit www.mtrgaming.com.

About Eldorado HoldCo LLC

Eldorado HoldCo LLC is the parent company of Eldorado Resorts LLC, an owner and operator of gaming properties in Nevada and Louisiana. Eldorado Resorts’ properties include Eldorado Reno, Eldorado Shreveport and Silver Legacy (a 50 / 50 joint venture with MGM Resorts International). For more information, please visit www.eldoradoreno.com, www.eldoradoshreveport.com and www.silverlegacyreno.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are based on current expectations of management of MTR and Eldorado and are subject to uncertainty and changes in circumstances.  These forward-looking statements include, among others, statements regarding the expected benefits of a potential combination of MTR and Eldorado, including the expected effect of the merger on MTR’s and Eldorado’s financial results and profile (e.g., free cash flow, earnings per share and Adjusted EBITDA); the anticipated benefits of geographic diversity that would result from the merger and the expected results of MTR’s and Eldorado’s gaming properties; expectations about future business plans, prospective performance and opportunities; required regulatory approvals and the expected timing of the completion of the transaction.  These forward-looking statements may be identified by the use of words such as “expect,” “anticipate,” “believe,” “estimate,” “potential,” “should”, “will” or similar words intended to identify information that is not historical in nature.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  There is no assurance that the potential transaction will be consummated, and there are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein.  These risks and uncertainties include (a) the timing to consummate a potential transaction between MTR and Eldorado; (b) the ability and timing to obtain required regulatory approvals (including approval from gaming and horse racing regulators) and satisfy or waive other closing conditions; (c) the possibility that the mergers do not close when expected or at all or that the companies may be required to modify aspects of the mergers to achieve regulatory approval; (d) the ability of MTR and Eldorado to promptly and effectively integrate their respective businesses; (e) the requirement to satisfy closing conditions to the mergers as set forth in the merger agreement; (f) the outcome of any legal proceedings that may be, or have been, instituted in connection with the transaction; (g) the ability to retain certain key employees of MTR or Eldorado; (h) that there may be a material adverse change affecting MTR or Eldorado, or the respective businesses of MTR or Eldorado may suffer as a result of uncertainty surrounding the transaction; (i) the risk factors disclosed in MTR’s filings with the Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 10-K for the year ended December 31, 2013, which MTR filed on March 14, 2014, and (j) the risk factors disclosed in the Proxy Statement/Prospectus mailed to MTR stockholders on or about June 18, 2014. Forward-looking statements reflect MTR’s and Eldorado’s management’s analysis as of the date of this release, even if subsequently made available by MTR or Eldorado on their respective websites or otherwise.  MTR and Eldorado do not undertake to revise these statements to reflect subsequent developments, except as required under the federal securities laws.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.

For Additional Information, Please Contact:

MTR Gaming Group, Inc.

www.mtrgaming.com

John W. Bittner, Jr.

Executive Vice President and Chief Financial Officer

(724) 933-8122

jbittner@mtrgaming.com

Eldorado Resorts LLC

www.eldoradoreno.com

Tom Reeg

Senior Vice President of Strategic Development

(281) 683-7511

reegt@eldoradoreno.com